Filed by Novellus Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

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EDITED TRANSCRIPT NVLS - NOVELLUS SYSTEMS, INC. AT NEEDHAM GROWTH CONFERENCE

EVENT DATE/TIME: JANUARY 12, 2012 / 1:40PM GMT

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

CONFERENCE CALL PARTICIPANTS

Edwin Mok Needham & Company – Analyst

Rick Hill Novellus Systems, Inc. – Chairman and CEO

PRESENTATION

Edwin Mok – Needham & Company – Analyst

Morning, everyone. Thanks for coming. I’m Edwin Mok. I cover semi equipment here at Needham & Company. Today we’re very fortunate to have Rick Hill, CEO of Novellus, to come here and tell us a little bit about the Company.

We’re going to be doing more like a fireside chat rather than a regular presentation, so I’m going to start off. Rick, thanks for coming.

So let me first start off by just asking some more general questions about the sector. You sounded more confident back in December when you did the mid-quarter update, right? And subsequently, some companies talked about the strong order trend. Can you give us – maybe just tell us how things are going right now in near-term?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Well, Edwin, it’s great to be here in the Kennedy Room. So I thought it would start out by saying ask not what you can do for your Company, but ask what you can do for LAN.

So, talking about the opportunities going forward, I’ve been somewhat of a lone wolf for quite a while on my view of the economy and where things are going. We’ve been through some very turbulent times. You know, first going back to 2008, when we had a tremendous downturn in the capital equipment business that was driven largely by liquidity, not by lack of end demand or surplus capacity, but by liquidity.

And since that 2008, we have rebounded, as Novellus had forecasted things would go, but we never got back to the kind of levels we were pre the crash. We were just getting back to those, and we had somewhat of a slowdown in the second half of this year. At our last mid-quarter update we gave guidance in the bookings range up 20 to up 30.

Since that point in time, the pieces of data that have come out is that you saw yesterday Tokyo Electron give sort of an early report which was quite a lot better than they had previously reported in their quarter, which sort of gave credibility to what our forecast was going to be. And you also saw that from UCT, was it? From UCT, who clearly supplies all of us, so has somewhat of a handle of what is going on within the factory. So I think it goes back to the Novellus thesis that the world is not coming apart at the seams.

Now the world may be coming apart at the seams, but while it is coming apart at the seams, everybody is continuing to buy electronics, so that they can read about it coming apart at the seams. So I think that is a truism and is going to be a truism going forward, and so I’m not drinking hemlock or cutting my wrists yet on the outlook for the semiconductor industry, nor the semi conductor capital equipment industry. So I’m pretty bullish.

Edwin Mok – Needham & Company – Analyst

Sounds great. We like that.

So one quick question that I asked you in the mid-quarter update, right? So a lot of new orders that we’ve heard comes from more than the [Yingash] investment in 20 nanometer. Are you worried that your customers’ customer is just moving product from 45 to 28, and as a result cause less investment in 45, or even the [traylange] product, especially in a foundry?

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

I don’t assume that customers make dumb decisions, meaning they would not move one particular product to a new technology node for the sake of moving it. They would move it because they get some advantage. A, one advantage might be that they get a lower cost in their product; consequently, that could expand the market opportunity, which would grow volume, something that would be good for us.

The other thing though is they are constantly trying to put more and more features to adapt to the changes in society, social networking, everything to take full advantage of what the piece of equipment is, that appliance is, to make it more attractive to the marketplace. And just like we could go back 10 years and the concept of walking around with a little square box with all of your music on it, and then it was all of your videos on it, and then, oh, by the way, you can make a phone call with it, was not conceived of.

And so you’ve got to remember that the technology innovations that are going on now are technology innovations where a lot of us in this room talk about it relatively often, but very few people have a vision that something is going to happen in the market that is going to change our lives with this technology. Yet I assure you, there will be another wave of products that will come out that will employ this technology that will drive the growth of semiconductors over the next five to 10 years.

And I think that’s more the value of the transition. I don’t worry that they’re just taking one old product and putting it on a new product. I think there’s new ideas, new markets, new frontiers that consumer companies as well as industrial companies are really trying to explore.

Edwin Mok – Needham & Company – Analyst

Thanks. And then, maybe, just go back and talk a little bit about this year, 2012, right? How do you see the view? It obviously sounds like you’re real bullish about the sector. How do you see the year progressing, we’re starting the year off with – sounds like strong orders rebound, and we expect that to continue throughout the year, or how do you kind of think about it?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Everybody wants me to forecast the future. I’m not very good at forecasting this future stuff. I’d rather be lucky than good.

To me, I think there is a simple thing to do to really try to get a feel for how good the year is going to be, and that is something that you guys deal with all the time, and that is you can’t fight the tape. So you’ve got to ask where’s the tape going right now?

And when I look at the tape, one of the things that I see is we all know, if you look at what happened in 2008, business went to hell in a handbasket, and the reason it went to hell in a handbasket was because there was lack of liquidity.

Now I don’t think there is anyone in this room, and certainly not me, feel like there is inadequate liquidity in the marketplaces, either here in the United States, or in Europe, or in China, or anywhere else. So, clearly, from a standpoint of liquidity, the money supply, we are not at the brink of a precipice that we’re going to go over again, like we were in 2008.

Having said that, we still have these incipient housing issues. We don’t have people back to work; we have got a high unemployment rate. But now, enter an election year in the United States. Now, if you can bear watching television for several hours without jumping out of the window, I recommend first-floor hotel rooms if you are forced to just watch CNN and Fox News for any period of time. Okay?

You would think the world was going away, but I contend to you, what you have going on is an election year, where there is one side in the election that wants the economy to stall, and the other side that wants it to get nothing but better. And the side that wants nothing to happen but to have job growth, which would be another positive in this industry, is willing to spend any amount of money to get job growth, and I contend you will see job growth because of that. You will see job growth because of the amount of money that is being spent; you will also see job growth because of the arm-twisting for corporations not to slow down on CapEx, and looking at the future and investing money.

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

So my prognostication for 2012 has been different than the industry’s prognostication, which started out at down 15. They just moved it up yesterday to down minus 9. I’ve been at flat to slightly up in 2012.

I suspect as these announcements come out in the first quarter and the second quarter, we will start to see the industry prognosticators move theirs up to down five, to flat, to flat to up, because I think the force fields are in place that while there are tremendous problems that have to be solved, a.k.a. you’ve got to have more cash coming in than going out, and a lot of sovereign wealth issues, the reality is the overall economy is quite good, quite big, and quite intertwined.

Edwin Mok – Needham & Company – Analyst

This sounds like more than a holiday mood. That’s what you said last time – you know, in your mid-quarter update, it was a holiday mood that gives you this flat outlook. I guess it’s more than that.

Just a quick question on NAND, you’ve been talking about NAND having more application, and you’ve been positive about the NAND adoption there. Just curious, how do you think about that end market? Do you see – and it’s kind of a duopoly with two main customers. Do you see the other NAND play able to compete? And does that mean translate to higher investment from those guys as well? And how do you kind of see that market?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Well, for a good year and a half to two years, we’ve been forecasting the fact that NAND flash is one of the greatest opportunities in the semiconductor industry. I’ve articulated many times that NAND flash, unlike DRAM, is an application generator, not an application follower. And we’ve seen the result of being an application follower in DRAM, in that the growth of DRAM has slowed dramatically, and we don’t see the investment going into DRAM.

Now on the flip side of that is solid-state memory, and everybody in this room knows that what grew the semiconductor industry was really the proliferation of the design of integrated circuits to basically take what was electromechanical applications and turn them into solid-state applications. The reason being less moving parts, more reliability, lower power consumption, better performance. Well, clearly, the single most important application that is still on the horizon – but I will tell you that horizon that is not only reachable, but touchable at this point in time – is the transition of hard disk drives rotating memory to solid-state.

And through the confluence of shrinking geometries and the advent of a vertical reality in the semiconductor industry, the cost per bit and the density per bit of NAND Flash is at an inflection point that is going to drive the conversion of rotating mechanical memory to solid-state. And so if you go out and you look at the hard disk drive market over a 10 year period of time, in the next 10 years, that bit growth is projected to continue. And I will forecast to you that a dramatic increase in the percentage of that bit growth will be going to solid-state, and you’ll see that beginning as early as the middle part to the third quarter of this year. And that will dramatically help this industry.

Edwin Mok – Needham & Company – Analyst

Rick, just a quick follow-up to that, related to Novellus. So, at SemiCon you talked to about 3D NAND potentially being a big driver for you guys, because, obviously, they would require potentially [more adept] position applications, stuff like that. Can you update us on how you think about that market and where Novellus stands with that?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Well, I really just did give you a little bit of an update on that market.

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

Relative to ourselves, we continue to progress at a very, very good rate.We think that with the advent of this transaction that was recently announced between Novellus and LAM, one of the key areas that we believe we can accelerate development is in this vNAND area, because the battlefront in this area is the ability to be able to put down many, many layers of alternating tight materials, and do it with very, very low particle count and extreme uniformity, and then have to be able to etch it. And have it being able to design the films such that they give the right etch profile through a very, very deep trench is extremely important.

And so we believe we’re well entrenched in this area. It is a huge opportunity for us, and we’re excited about it.

Edwin Mok – Needham & Company – Analyst

Great, and thanks for bringing up the deal. So I fully understand that you guys are limited in what you can talk about. Maybe first start off by just updating us. After you guys announced the deal, I’m sure you went to see your customer, your investor, your employee. Any kind of feedback you got from them, both positive and potentially any negative feedback?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Edwin were you a lawyer or something? And am I on the witness stand? I opened the door to a new round of questioning?

Well, I can only talk about what is in the public domain, and then I can also make comments relative to the general. Internally with my guys, we’ve talked – this industry has been very, very good to me. I came into the electronics industry, and now I lose track of it, but I think it’s about 38 years ago, more than that. Maybe almost 40 years ago.

This industry was ever expanding, and every day I would wake up and there was either a new customer face or a new country that I was going to to meet new people who were doing new things in order to — with this new leading technology that at the time was relegated to [T squared L] logic. And that industry continued to grow, and it did great things for my career, and it was exciting.

And then after the bust in 2000, one of the phenomena that we begin to see is more of a convergence back to less customers, less new faces, more efficiency, more focus on specific high-volume vertical applications. And it’s the way of an industry. It doesn’t mean the industry is bad, it just means that it is changing.

And I think that because of that change, deals like you see here between LAM and Novellus are essential to make sure that the companies can compete in this kind of market environment. And I believe you will see, as I have said before, the prime Park Place and Boardwalk properties in the semiconductor capital equipment space was clearly Novellus, and clearly, LAM has seen that Novellus was that piece of property.

And after 18.5 years, you can be assured that we’ve talked more than once in 18.5 years, that deal was announced before Christmas, right before Christmas, and it is expected to close in the second quarter. And I think from a reaction standpoint, I think pretty universally felt that it’s the right thing to do for shareholders, the right thing to do for customers, and also the right thing to do for employees. Because the companies that are likely to succeed in the industry need a platform and an economy of scale that allows them to be the most efficient in the world, and I think this combination does that. And it also does a great thing for customers in that it continues the flow of advanced technology for them so that they can remain competitive in the markets that they participate.

Edwin Mok – Needham & Company – Analyst

So some of the customers – my understanding is – basically, my past life in the industry, is that they tend to want to limit how much they spend with one particular vendor. Do you see that potentially as an issue of the combined entity?

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Yeah, the concept being, well, now you’re so big they can cut the amount they spend in half type of deal. I think the market has matured beyond such a behavior, partly because they are becoming so big you have to go and look at the landscape of what is left. And what is left is relatively small, ineffective competition or suppliers.

You can imagine that as you get down to an Intel, Samsung, TSMC, mega-semiconductor companies with worldwide operations, your ability to make a decision to buy some small product from a small company and put at risk your entire product line and output in a quarter, a year, or whatever, is limited. Your real opportunity is not to be jealous of the fact someone else is making money, but rather seize the opportunity to use the best assets to make more money for yourself. And too bad some people in our government didn’t think like that, or we would all be better off.

Edwin Mok – Needham & Company – Analyst

That’s great. One question related – just quickly related to the deal, in terms of overlap, I understand you guys have a strip product and LAM doesn’t have the strip product, but they put a strip chamber on there, too. I guess a two-part question. First is do you see that as a challenge on your regulatory point of view?

And then the second thing is, is that something that you think you guys can get product leverage on that, as the two companies come together and maybe this new etch product can be developed on your strip platform, or etc., etc.?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

It’s a little premature to talk about products right here. In fact, you know, some of you might kill me if I did it. But there is no question that from a standpoint of having the spectrum of applications covered, the combined companies have more quivers – more arrows in their quiver for which to compete in the marketplace and supply solutions to the customer. That’s a good thing.

Edwin Mok – Needham & Company – Analyst

And just quickly on 450, how much is Novellus now investing in 450 at this juncture? Is it still relatively minimal? And do you see that increasing as you know you guys come together and – I guess, more a general industry question as well?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

So, if I were making the decision to spend on 450, I would spend zero, because I am not going to see it. Tim has decided to not have me milk the cow dry, and we have spent this year a small amount, and we will – or last year, and we will spend this year on 450.

Right now the best view of 450 is that it starts to really materialize in 2017. I think, clearly, the first push is to either make or not make EUV viable. That’s got to be numero uno, and then after that, and we freeze the nodes that we know we’re going to transition to, then we’ll all transition to it.

I think the industry as a whole is smart enough to realize unless a large enough segment of the producers all decide in concert to switch to 450, it won’t be economical. And so hopefully we can have a more organized transition going to 450 than we had going to 300, because the most important thing for the semiconductor industry is to have a complete, economically viable chain, because when that economically viable chain ends, that will be the end of advancement in technology in semiconductors.

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

Edwin Mok – Needham & Company – Analyst

Maybe just talk about M&A in general, right? Now that Novellus and LAM is combined and applied for a [variant]. Do you see more M&A potential coming down the road, just in terms of the semiconductor industry? And just a follow-up question to that is, there is a number of smaller equipment companies – obviously, a number of them were here, right? Do you think that those guys would not be able to compete because now that there are a much larger competitor that is being built up?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Well, even very, very small companies have people with good, unique point technologies within those companies, and there’s always opportunities for them to have a niche application here or there.

It will typically be out of the mainstream of production more from a development standpoint that might get them going. But as I said before, we’re now dealing with mega-corporations that cannot risk the output of one of their production facilities to someone that can’t scale from zero to light speed in the course of six months, and that is tough for a small company. But there will be no few attempts to put small companies, two double-wides, together to try to get a bigger house.

But the reality of the situation is you don’t have the depth of management within those entities to handle the merger and acquisition, and then you don’t have the substance of the technology that would then feed upon one another. So the opportunity for those kinds of acquisitions, I think, are greatly diminished with this recent announcement.

Edwin Mok – Needham & Company – Analyst

Great. We have a little more time before I open up the floor. But talk a little bit, maybe, about Novellus specifically. You know that at SemiCon, you guys talked about [three, and then we already talked Chan], but what about the other areas that you think would be a growth driver for you guys? Do you think you are still well-positioned in those, specifically I think we talked about Ultra Low-K as one of the areas; TFC is also an area that we talked about, and actually, a lot of your peers talked about in this conference as well. Maybe give us an update on that?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

So I think from a standpoint of Novellus, we announced, actually, a year and a half ago the concept of vertical reality in the semiconductor industry. That vertical reality, meaning that we see the end of scaling in a two-dimensional fashion, and we see the moving of the scaling not only two dimensionally but vertically. And that vertical scaling happens within the chip, and as an example, we use NAND Flash, where instead of having smaller and smaller cells, where you collect electrons, we’re going to stack cells on top of one another and collect electrons and then read them out. That is vertical NAND technology. That is well along, functioning well, yielding well; it will be the next generation of technology for NAND Flash, okay? Economically it makes sense; technologically it makes sense. Sometimes when things are really simple after you look at them, those are usually the right ideas.

Okay, then, there is a whole other element that is going vertical, and that is the ability to really start to take a wafer and look at defect densities. And as you can imagine, a defect density says, okay, I have so many particles that could cause a chip on the wafer – on a full wafer of chips to have a certain number be bad. As the chip gets larger, the probability of having that particle defect beyond one of those chips that make it bad increases, so the drive is always to make the die smaller and smaller.

Well, we’ve achieved unbelievably good defect densities, and the size of the chips continue to grow. One of the next solutions is to be able to architecturally segment those very large chips into four smaller chips utilizing TSV technology, where you can stack them on top of one another. So from the standpoint of being a single chip, they look more like a single-chip, but you can if you lose one on the die, you don’t lose the whole chip. You only lose a quarter of that producing. So now it allows you to yield more chips on a wafer. That’s another element for it.

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

And then finally, we talk about packaging, wafer-level packaging. The ability to bring the front end technology to backend packaging has this tremendous ability to both lower costs and improve yields and improve performance. Because all of these drives get smaller and smaller and smaller – is all to make the package go faster. As that package goes faster it’s got to get more power out of the package. To get power out of the package, you need technology. You need a way to do it, and we believe we have that technology. And so that is what is going to drive us.

Edwin Mok – Needham & Company – Analyst

I will finish one last question, and I will open up the floor. So at SemiCon you guys talked about $2 billion, $6.00 per share earnings in 2013, ‘14 time horizon, right? Obviously, now that you guys are combining with them, not exactly, but assuming Novellus remains standalone, you think – based on your more robust feel about the industry, do you think that’s still an achievable target?

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Yes, so the combination of these two entities does not change the Novellus plan in any way, shape, or form. If you look at what has been done, it reduces the risk of execution, because now available to us is etch technology as well, because we’re always dependent upon the outside guy for etch when you talk about vNAND technology. Now we can work more closely and reduce cycle time in evaluating film properties that are perfect to extend the technology, so it is all risk reduction.

So we don’t see any threat to that type of performance going forward; we only see enhancement. And make no mistake about it, vertical NAND, everything we’re talking about, it also applies to LAM’s product line. They too will participate in this. It happens deposition for the first time we will start to see more layers as opposed to shrinking the number of units – we will actually be processing it slower, because we’re putting 16, 32 layers down at a time.

So from that standpoint it is an extra bonus for Novellus, but I think even for the combined entities, the macro trends are the same. We at Novellus believe we see the future more clearly, and therefore are more bullish. You have seen Martin and LAM say, hey, it is going to be down 9% next year, and I’ve been pretty adamant that at that flat to maybe up. I’ve articulated why I felt that from a macro standpoint. Also our visibility into what we see happening within vertical NAND and how it’s going to affect us. I’m sure that they get deeper into us as the prognosticators see things evolve in the first quarter, in the second quarter – if I were a betting man, I would say by the end of the second quarter, Dataquest might even say this industry grows in 2012.

Edwin Mok – Needham & Company – Analyst

Great. With that, let me open up – we just have a few minutes – open up for questions in the audience.

QUESTIONS AND ANSWERS

Unidentified Audience Member

(inaudible – microphone inaccessible).

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Yes, the question is, how much – what’s the percent of revenues that a semiconductor company is going to spend on capital equipment going forward? Historically, if you went back a few years, you could see that number upward of 25%, 30%, and you could see companies within the field spending at sometimes 100% or more of their revenue on capital equipment as they rapidly expanded into a market.

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

I think there will be people who will spend a larger percentage than 20% of their capital expenditures on capital equipment as they try to execute on a given strategy. But I think if we look at it just from an economic model, recognizing that a company to be successful needs to be able to fund their own growth. And I think that will be particularly true in semiconductor companies going forward, except for China, where there will be a lot of surplus cash available for semiconductor industry subsidization.

I think that you’re going to see the CapEx number settle out in that 15% to 17% range. And why do I pick 15% to 17%? I pick it because despite the fact that this industry is maturing, the thirst for technological advancement never will go away. There are always areas where you can turn here to get cost advantage, which then allows you to get price advantage, which allows you to expand the market.

This market has been doing this for 40 years now. And so I think that replenishment of capital – while we build systems that last 10 years, the reality is there is a need for new technologies within those systems that are going to drive that level of spending.

Unidentified Audience Member

(inaudible – microphone inaccessible).

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

So the question is, what’s the timing of the deal, and will there be any buybacks in the future?

Okay, so the deal was announced. It was announced and, clearly, it called out that we expect it to see $100 million in synergies. And by the fourth – what that meant was by the fourth quarter 2013, the operating expense would be reduced by $25 million run rate.* Okay? There would also in concert begin a buyback of $1.6 billion at the close of the deal, and expected to be consummated one year from the close of the deal.

So when I look at what happened with the market the day after the announcement, it was clear that everybody did the math right and showed the transition of value from LAM to Novellus, because the math worked perfectly. The sum of the two market caps of the Company the day before and the day after were exactly the same. So everybody here did the math correctly, but I think people need to sharpen their pencils and really go realize what it means to take out $100 million in operating expenses* and a share buyback at the level of $1.6 billion.

*	Company correction: As previously publicly disclosed approximately 50% of the cost savings relate to operating expenses and approximately 50% of the cost savings relate to material cost savings and other systems and process streamlining.

Unidentified Audience Member

(inaudible – microphone inaccessible).

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

What range do I think spending is in – you know, overall CapEx spending? As I mentioned, Dataquest originally had it 15% down year over year on CapEx. Just yesterday, or the day before yesterday, they revised that number to minus 10. Okay? I just want to make sure everybody knows where they are, because forecasting the future is not an exact science, despite what anyone will tell you in hindsight.

But the – in LAM’s numbers, Martin has come out and said he thinks it’s going to be down 9%, and I’ve been sort of the lone wolf out here who has said I believe it’s going to be flat to slightly up in 2012. Okay, so that is the various prognostications of the future, which at best are guesses.

What’s behind my guess is a story I talked about relative to the macro, and why I thought that, given all of the liquidity in the market, and the fact that we have an election to where nobody wants spending to go down – you’re going to have arm twistings on corporations to invest in CapEx. You’re going to have arm twisting on banks to lend money. I can’t envision a slower economic cycle, either here in the United States or in Europe, given the magnitude of the potential issues. And so therefore, this is going to be a good year. That’s all the data I have.

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JANUARY 12, 2012 / 1:40PM, NVLS – Novellus Systems, Inc. at Needham Growth Conference

Unidentified Audience Member

(inaudible – microphone inaccessible)

Rick Hill – Novellus Systems, Inc. – Chairman and CEO

Well, I won’t agree on any one particular customer. And what you did is you just decided to buy into the minus 15% from Dataquest. Okay? So that is what you believe.

I tend to be more of an optimist, and I would like to believe good things will happen as opposed to all things are bad, but now, you’re investing money, so I’m appreciative that you’re cautious. But you know, I believe the semiconductor industry as a whole is a great industry. The capital equipment industry is better, and there’s a few properties that are really good in the semiconductor capital equipment, and the best will be LAM Novellus.

So with that, that’s my story and I’m sticking to it. Thank you very much for all of your support over the years, and good luck to all of you. Take care. Bye-bye.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Lam Research and Novellus Systems that also constitutes a prospectus of Lam Research. Lam Research and Novellus Systems will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.LamResearch.com and www.Novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam Research and Novellus Systems (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the following: (i) the expected benefits of the Merger and the repurchase program, the expected accretive effect of the Merger and the repurchase program on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers, employees and end-users, future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Lam Research’s or Novellus Systems’ operations; (iii) the effects of government regulation on Lam Research’s, Novellus Systems’ or the Merged Company’s business; (iv) future industry developments and trends; (v) the anticipated timing of shareholder meetings and completion of the proposed merger and the repurchase program; and (vi) assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Lam Research and Novellus Systems and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Lam Research’s and Novellus Systems’ ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Novellus Systems’ and Lam Research’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Lam Research’s and Novellus Systems’ periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Lam Research nor Novellus Systems can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Lam Research nor Novellus Systems nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Lam Research, Novellus Systems, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Lam Research or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Lam Research and Novellus Systems may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam Research plans to file the registration statement that includes the joint proxy statement/prospectus with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding Lam Research’s directors and executive officers and their respective interests in Lam Research by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.